Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

CHANGE

VIA ELECTRONIC TRANSMISSION

May 1, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

METALLICA RESOURCES INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that a change to the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for METALLICA RESOURCES INC.

1.	ISIN:	CA59125J1049
	CUSIP:	59125J104

2.	Date Fixed for the Meeting:	June 17, 2008

3.	Record Date For Notice:	May 16, 2008

4.	Record Date For Voting:	May 16, 2008

5.	Beneficial Ownership Determination Date:	May 16, 2008

6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the
	holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

/s/ Margaret Wolyniec
Margaret Wolyniec
Administrator, Client Services